March 18, 2014

VIA COURIER AND EDGAR

Re:	La Quinta Holdings Inc.
Registration Statement on Form S-1
File No. 333-193860

Jennifer Gowetski

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Gowetski:

On behalf of La Quinta Holdings Inc. (“La Quinta”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, marked to show changes from the Registration Statement as filed on February 26, 2014. The Registration Statement has been revised in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated March 14, 2014, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by La Quinta.

Proposed Artwork

1.	Please confirm that all of the pictures contained in the proposed artwork are of your own properties, products or services. Please note that it is generally inappropriate to include pictures that are not of your own properties, products or services.

La Quinta respectfully acknowledges the Staff’s comment and confirms that all of the pictures contained in the proposed artwork are of its owned or franchised properties, products and services.

2.	We note your reference to the “Top Rated Guest Experience.” Please provide us with the January 2014 Forrester Research report that supports this statement. To the extent you have added other quantitative and qualitative business and industry data, please provide us with such materials. Clearly mark the specific language in the supporting materials. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

La Quinta is supplementally providing the Staff with a binder that contains copies of updated materials, with highlights to facilitate reference to the relevant statements, which support the updated business and industry data used in the Registration Statement (the “Supporting Materials”). These Supporting Materials update the binder that La Quinta submitted to the Staff in connection with its response letter to the Staff dated January 31, 2014. La Quinta respectfully advises the Staff that the tab labeled “Forrester Research Report” of the Supporting Materials includes support for the reference to “Top Rated Guest Experience.”

Pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the Supporting Materials are being provided to the Staff on a supplemental basis only under separate cover and are not to be filed with or deemed part of or included in the Registration Statement. Pursuant to Rule 418, and on behalf of La Quinta, we request that the Supporting Materials be returned to La Quinta upon completion of your review thereof. Please contact us when you have completed your review and we will arrange for the Supporting Materials to be picked up from you.

Refinancing Transactions, page 8

3.	We note your disclosure on page 8, and elsewhere, that there can be no assurance that you will be successful in refinancing your current debt facilities with the senior credit facilities. Please revise your disclosure, here or elsewhere, to briefly explain why you may not be successful in refinancing your current debt facilities and the impact to your business if you do not refinance. As applicable, please identify the variables that would prevent you from successfully refinancing your current debt with the senior credit facilities and clarify whether there are any conditions to finalizing the senior credit facilities other than the consummation of this offering.

La Quinta respectfully advises the Staff that, since the closing of the offering and the senior credit facilities that the Company intends to enter into must occur at the same time, La Quinta has revised the disclosure to clarify that the closing of the senior secured credit facilities is subject to customary closing conditions and consummation of the initial public offering. La Quinta has revised pages 8, 10, 49, 106, 165 and F-9 to so clarify.

Risks relating to our indebtedness, page 48

4.	Please tell us the extent to which you considered including risk factor disclosure concerning the risks to your operations associated with the mandatory prepayment terms of the credit agreement, per your disclosure on page 159.

La Quinta acknowledges the Staff’s comment and considered including risk factor disclosure concerning the risks to its operations associated with the mandatory prepayment terms of the credit agreement. La Quinta respectfully advises the Staff that it does not believe such prepayment terms will affect its operations and, as such, has not included any additional risk factor disclosure.

Capitalization, page 63

5.	Please present your pro forma capitalization giving effect to the pre-IPO transactions separately from the effects of the refinancing, sale of common stock and application of estimated net proceeds.

La Quinta has revised page 64 to present its pro forma capitalization after giving effect to the Pre-IPO Transactions and the income tax impact of the Predecessor Entities and the Previously Managed Portfolio being owned by a “C” corporation separately from the effects of the refinancing, the initial public offering and the application of the estimated net proceeds from the initial public offering.

Segments, page 81

6.	We note your disclosure on page 81 regarding the intercompany fees on the owned hotel portfolio. Please revise your disclosure to explain in more detail the purpose for the intercompany fees and briefly explain the purpose of the increase upon effectiveness of the IPO.

La Quinta has revised page 83 to explain the purpose for the intercompany fee on its owned hotel portfolio and the basis for the increase upon effectiveness of the initial public offering.

Our brand and hotels, page 120

7.	We note your disclosure on page 122 that your franchise agreements restricts you from requiring substantial upgrading or remodeling more often than once every five years. For your franchised hotels, please disclose the overall average time since the last substantial upgrading or remodeling, or advise. We note your disclosure on page 121 regarding the average length of time for customary cycle renovations in your owned hotels.

La Quinta has revised page 123 to disclose the overall average time since the last cycle renovation across its franchised hotels.

Unaudited Pro Forma Condensed Combined Financial Information, pages 67 – 77

Note 6 – Pro Forma Adjustments

(a)

8.	We note that your valuation of the acquisition of WIH La Quinta Inn Hotels was performed with the assistance of a third party valuation specialist and management estimates. Please tell us and expand your disclosures to discuss the fair value approach utilized (i.e. market, income, or cost approach). Your discussion should explain the technique used and the significant inputs or assumptions related to the technique. In addition, please disclose any procedures you perform to validate the valuation information provided by third party specialists.

La Quinta has revised page 72 to address each of the matters identified in the Staff’s comment.

(c)

9.	We note that $57.5 million of the purchase price will be settled with equity consideration. Please tell us and expand your disclosures to discuss how you plan on determining the number of shares and price per share for settlement of the equity consideration.

La Quinta respectfully advises the Staff that the number of shares and price per share for the equity component of the purchase price will preliminarily be determined based on the mid-point of the price range that will be set forth on the cover page of the prospectus in a subsequent pre-effective amendment. The final number of shares and price per share for the equity component of the purchase price will be based on the initial offering price per share offered to the public, and the total purchase price will be adjusted to maintain a constant relative value of the WIH La Quinta Inn Hotels as compared to the value of the Issuer utilizing such initial offering price. Any adjustment will be settled by increasing or decreasing the number of shares given as purchase price consideration. La Quinta has revised page 75 to address each of the matters identified in the Staff’s comment.

(d)

10.	Please expand your discussion to provide detail on what these eliminations represent and to the extent needed, how each of the elimination adjustments was calculated.

La Quinta has revised page 75 to provide detail on what these eliminations represent and how the elimination adjustments were calculated.

(i)

11.	We note that the adjustment amounts are driven by $477 million in deferred tax liabilities related to differences between book and tax and $146 million in deferred tax assets related to net operating loss carry forwards. Please clarify and quantify whether you have a valuation allowance for your deferred tax assets and revise to include a table of each type of temporary difference and carry-forward that gives rise to your deferred tax assets and liabilities and reconcile this table to the net deferred taxes as reflected within your adjustments.

La Quinta has revised page 76 to address each of the matters identified in the Staff’s comment.

(p)

12.	Please clarify whether this capital contribution of $30.0 million from Blackstone represents a firm commitment supported by signed legal binding documentation. To the extent it does not, please clarify how you determined that this adjustment meets the factually supportable criteria outlined within Rule 11-02(b)(6) of Regulation S-X.

La Quinta acknowledges the Staff’s comment and respectfully advises the Staff that this capital contribution of $30.0 million from Blackstone will be supported by legally binding documentation, executed prior to the effectiveness of the Registration Statement.

(r)

13.	Please expand your disclosures to quantify the estimated underwriting discounts and commissions and estimated offering expenses payable. In addition, please describe how these estimates were determined or reference where such disclosures may already exist within your document.

La Quinta has revised page 78 to quantify the estimated underwriting discounts and commissions and estimated offering expenses payable by it. La Quinta has further described on page 78 how the estimated underwriting discounts were calculated. The estimated legal, accounting, consulting and other offering costs will be disclosed in Part II, Item 13 of the Registration Statement in a subsequent pre-effective amendment.

(t)

14.	Please revise to cross reference to your discussion of these long term incentive awards on pages 146 to 148.

La Quinta has revised page 79 to include a cross reference to its discussion of these long-term incentive awards in “Management—Executive compensation—Long-term incentive awards.”

*        *        *         *        *

Please do not hesitate to call Michael Nathan at 212-455-2538 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Coy Garrison, Esq.

Wilson Lee

Kevin Woody

La Quinta Holdings Inc.

Mark M. Chloupek, Esq.

Keith A. Cline

Latham & Watkins LLP

Marc D. Jaffe, Esq.

Cathy A. Birkeland, Esq.